Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Annual Report (Form 40-F) of Minco Gold Corporation for the year ended December 31, 2010 of our report dated April 14, 2009, with respect to the consolidated financial statements of Minco Gold Corporation for the year ended December 31, 2008.